WELLS TIMBERLAND REIT, INC.

April 27, 2011

VIA EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

Ms. Sonia Barros

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3010

Re:	Wells Timberland REIT, Inc.

Form 10-K for the year ended December 31, 2010

Filed March 22, 2011

File No. 000-53193

Post-Effective Amendment No. 4 to Form S-11

Filed April 18, 2011

File No. 333-157087

Dear Ms. Barros:

This letter sets forth the responses of Wells Timberland REIT, Inc. (the “Issuer”) to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) included in a letter dated April 26, 2011 with regard to the above-referenced filings. For your convenience, we have set forth below your comments followed by the relevant responses.

Prospectus dated August 6, 2009

General

1.	We note your base prospectus is dated August 6, 2009. Please tell us what consideration you have given to updating your base prospectus.

Response: The Issuer determined not to update its August 6, 2009 base prospectus because its primary offering will terminate on December 31, 2011, after an extension by its board of directors from August 6, 2011. The business and operations of the Issuer have not materially changed since the disclosures contained in the base prospectus, and those changes that have occurred either impact discrete sections of the base prospectus or are more appropriately included in an operating supplement to the base prospectus and which the Issuer included in Supplement No. 12 to its base prospectus. The Issuer did not believe it would be cost-effective to incur the expense of amending its base prospectus to update those items that are not pervasive throughout the base prospectus. The Issuer believes that since little of its business and operations have materially changed since its base prospectus, the disclosures contained in Supplement No.

12 summarize those updates in a more concise and accessible manner than an updated base prospectus that does not direct the reader to those matters being updated.

The terms of its credit agreement dated October 9, 2007 and as amended and restated on March 24, 2010 prevent the Issuer from acquiring any additional timberland and from declaring, setting aside funds for, or paying any dividend, distribution, or other payment to its stockholders until the principal balance was reduced to a loan-to-collateral value of less than 40%. The terms of the credit agreement also prevent the Issuer from paying monthly asset management fees, administrative expense reimbursements, and a substantial portion of organization and offering cost reimbursements otherwise due and payable to its advisor until the principal balance was reduced to a loan-to-collateral value of less than 30%. To date, the Issuer has not achieved either requirement. As a result, since October 9, 2007, the Issuer has made no material acquisitions or dispositions of properties or payments or reimbursements to its advisor. Nor has the Issuer made any payments to its stockholders, other than special and regular stock dividends to its stockholders, which are appropriately disclosed in Supplement No. 12. Consequently, those disclosures with respect to its assets and operations, description of its investments, business and policies, and investment limitations are the same as disclosed in the base prospectus.

Finally, the Issuer notes that for the taxable year ended December 31, 2009, it satisfied the organizational and operational requirements to elect to be taxed as a REIT, and made such election for such taxable year; however, the disclosures concerning the impact of REIT election on its stockholders are contained primarily in the section of the August 6, 2009 prospectus captioned “Federal Income Tax Consequences.” Accordingly, the Issuer amended and restated the disclosures contained in the “Federal Income Tax Considerations” section of its August 6, 2009 prospectus, and included the revised “Federal Income Tax Considerations” section in Supplement No. 12 to its August 6, 2009 prospectus.

Form 10-K

2.	The Form 10-K includes the certifications required by Exchange Act Rules 13a-14(a) and 15d-14(a) for the Chief Executive Officer and Chief Financial Officer. We note, however, that you omitted the parenthetical “(or persons performing the equivalent functions)” in paragraph 5. In future filings, please revise the certifications to include the omitted language.

Response: The Issuer undertakes to include the above-referenced parenthetical in the certifications contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, and all applicable reports to be submitted to the Commission hereafter.

*        *        *

In connection with these responses to the Staff’s comments, the Issuer acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or its Staff, acting pursuant to delegated authority, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Issuer may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the Issuer’s responses to the Staff’s comment and we appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (770) 449-7800.

Very truly yours,

/s/ Douglas P. Williams

Douglas P. Williams

Executive Vice President